SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April, 16, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores and amended by letter dated April 22, 2003..

By letter dated April 16, 2003, the Company reported that a holder of Company’s Convertible Notes due 2007 exercised his conversion right. Hence, the Company shall issue 8,862 shares, face value pesos 1 (V$N 1) each, and cancel Convertible Notes for an amount of U$S 4,830. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 1.83486 shares, face value pesos 1 per Convertible Note of face value U$S 1. As a result of that conversion the amount of shares of the Company goes from 211,999,273 to 212,008,135. On the other hand, the amount of registered Convertible Notes is U$S 99,995,170.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated: April 22, 2003